UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	November 18, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTHS 2004

FINANCIAL AND OPERATING RESULTS

— 59% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES —

— 42% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 66% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 22.3 MILLION SUBSCRIBERS AS OF TODAY —

— COMMERCIAL OPERATIONS IN 72 REGIONS OF RUSSIA AND IN KAZAKHSTAN —

Moscow and New York (November 18, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, today announced its financial and operating results for the quarter and nine months ended September 30, 2004. During the third quarter of 2004, VimpelCom showed strong subscriber growth in the regions of Russia and continued improvement in net operating revenues, OIBDA and net income. As reported earlier, VimpelCom completed the acquisition of KaR-Tel, a GSM operator in Kazakhstan, on September 3, 2004 and the results of operations of KaR-Tel were included in the consolidated financial statements of VimpelCom from that date.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “Our strategy is focused on rapid subscriber growth in Russia and expansion into the CIS. We took great strides in meeting these objectives in the third quarter. We launched eight new networks in the regions of Russia and took control of operations in our newly acquired company in Kazakhstan. We added more than 4.2 million new subscribers in the third quarter, including almost 3.6 million new subscribers in Russia, which gave us a gain of approximately 1% of Russia’s national market share. These successes were translated into strong financial results with our quarterly OIBDA reaching almost $300 million.”

The principal results of operations with comments are presented in the following tables. All definitions as well as condensed consolidated financial statements of VimpelCom and condensed consolidated financial statements of VimpelCom-Region, VimpelCom’s subsidiary for regional development, are presented in Attachments A, B and C, respectively. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures follows the financial statements in the attachments. Reconciliation tables for non-U.S. GAAP measures relating to geographical areas including Kazakhstan are presented in Attachment D.

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VimpelCom Announces Third Quarter And Nine Months 2004 Financial and Operating Results

Key Subscriber Statistics

	As of Sept. 30, 2004		As of Sept. 30, 2003	Change Y-on-Y (%)	As of June 30, 2004	Change Q-on-Q (%)
Moscow license area	6,645,700		5,076,200	30.9%	6,183,400	7.5%
Contract	867,100	a)	799,000	8.5%	843,900	2.8%
Prepaid	5,778,600		4,277,200	35.1%	5,339,500	8.2%
Regions	13,223,400		4,183,000	216.1%	10,120,500	30.7%
Contract	1,417,700	b)	670,900	111.3%	1,315,700	7.8%
Prepaid	11,805,700		3,512,100	236.1%	8,804,800	34.1%
Kazakhstan	676,300		n/a		n/a
Contract	580,600		n/a		n/a
Prepaid	95,700		n/a		n/a
Total	20,545,400		9,259,200	121.9%	16,303,900	26.0%
Churn (quarterly)	7.2%		9.6%	—	9.4%	—

a)	Including approximately 99% of postpaid (credit) and 1% of advance payment subscribers.
b)	Including approximately 15% of postpaid (credit) and 85% of advance payment subscribers.

The Company reported a new record subscriber growth in the third quarter of 2004 due to the acceleration in subscriber growth in the regions, the commercial launch of eight new networks, and the acquisition of Kar-Tel, a cellular operator in Kazakhstan. The acquisition was closed on September 3, 2004, as a result of which VimpelCom obtained approximately 645,000 additional subscribers as of the date of acquisition.

Using independent sources to estimate the number of subscribers of the Company’s competitors, VimpelCom estimates its market share in Russia at 33.7% at the end of the third quarter of 2004, compared to 31.0% estimated at the end of the third quarter of 2003. VimpelCom’s market share in the Moscow license area was 45.0% at the end of the third quarter of 2004, compared to the Company’s estimated market share of 49.0% reported at the end of the third quarter of 2003.

Churn management remains one of the Company’s priority tasks. The Company’s quarterly churn rate in the third quarter of 2004 was 7.2%, compared to the Company’s churn rate of 9.6% reported for the same period in 2003. A decrease in churn rate as compared with the 9.4% reported for the second quarter of 2004 was primarily caused by an acceleration in subscriber growth and positive results from churn-reducing activities implemented earlier this year.

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VimpelCom Announces Third Quarter And Nine Months 2004 Financial and Operating Results

Key Consolidated Financial and Operating Indicators

	Three months ended Sept. 30, 2004	Three months ended Sept. 30, 2003	Change Y-on-Y (%)	Nine months ended Sept. 30, 2004	Nine months ended Sept. 30, 2003	Change Y-on-Y (%)
Net operating revenues (US$,000)	602,360	378,981	58.9%	1,510,958	927,858	62.8%
OIBDA (US$,000)	295,663	178,472	65.7%	742,382	426,337	74.1%
OIBDA margin	49.1%	47.1%	—	49.1%	45.9%	—
Gross margin (US$,000)	491,328	310,192	58.4%	1,239,686	755,784	64.0%
Gross margin percentage	81.6%	81.8%	—	82.0%	81.5%	—
Net income (US$,000)	102,185	72,190	41.6%	269,271	166,224	62.0%
Net income per share (US$)	2.54	1.89	34.4%	6.70	4.37	53.3%
Net income per ADS (US$)	1.91	1.42	34.5%	5.03	3.28	53.4%
ARPU (US$)	10.7	14.4	-25.7%	10.7	14.1	-24.1%
MOU (min)	99.4	92.7	7.3%	96.3	90.0	7.0%
SAC (US$)	14.2	18.8	-24.3%	14.8	20.0	-25.8%

Rapid subscriber growth, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow enhanced by economies of scale led to significant improvements in VimpelCom’s financial and operating results in the third quarter of 2004, as compared with the third quarter of 2003.

Selling, general and administrative (“SG&A”) expenses, as a percentage of net operating revenues, continued to improve, reaching 32.0% reported in the third quarter of 2004 as compared with 33.5% in the third quarter of 2003. In part, it was caused by the decrease in SAC to $14.2 in the third quarter of 2004 from $18.8 reported for the same period of 2003. The decrease in SAC was primarily attributable to the increase in regional sales as a percentage of total sales, as SAC is lower in the regions due to the relatively lower dealer commissions and larger proportion of sales through the Company’s own offices.

Strong growth in lower margin roaming revenue led to a slightly reduced OIBDA margin in the third quarter of 2004 as compared with the second quarter of 2004. Likewise, strong growth in the regions in the third quarter of 2004 resulted in a disproportional increase in minority interest which decelerated growth in consolidated net income. This effect will be eliminated upon completion of the merger of VimpelCom-Region into VimpelCom.

VimpelCom’s capital expenditures for purchase of property and equipment for the third quarter of 2004 were approximately $346.5 million, and capital investments for the acquisition of shares were $12.9 million for the acquisition of the remaining 49% shares of our subsidiary, BeeLine-Samara, and $350.0 million for the acquisition of KaR-Tel, the Kazakh GSM operator.

MOU increased in the third quarter of 2004 to 99.4 minutes, compared to 92.7 minutes in the third quarter of 2003 and 96.3 minutes in the second quarter of 2004. This is a positive development, notably in light of the significant increase in the number of our regional subscribers. ARPU decreased in the third quarter of 2004 by approximately 25.7% to $10.7, compared to $14.4 in the third quarter of 2003, due to the growing proportion

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VimpelCom Announces Third Quarter And Nine Months 2004 Financial and Operating Results

of regional subscribers (who generate lower ARPU than Moscow subscribers) and a reduction in tariffs as a result of increased competition. Due to continued seasonal effects, ARPU in the third quarter of 2004 was higher both in Moscow and the regions as compared with the second quarter of 2004. However, because of the growing proportion of regional subscribers in the network, the blended ARPU showed a slight decrease compared with ARPU of $10.8 reported for the second quarter of 2004. Kazakhstan’s contribution to variations of ARPU and MOU in the third quarter of 2004 was insignificant.

The Company’s consolidated financial results include the activities in the Moscow license area, in the regions of Russia and, beginning from September 3, 2004, in Kazakhstan.

3Q2004 Selective Financial and Operating Indicators for Geographical Areas

	Moscow license area		Regions of Russia		Kazakhstan d)
Total operating revenues c) (US$,000)	313,765		277,836		10,759
Net income (US$,000)	55,896	f)	75,175	e)	2,284
ARPU (US$)	16.0		8.4		16.3
MOU (min)	123.7		86.7		71.8
SAC (US$)	25.4		10.8		25.2

c)	Excluding inter-company transactions.
d)	September data only.
e)	Including minority interest.
f)	The lower net income in the Moscow license area (MLA) in the third quarter of 2004 as compared with $68.9 million reported for the second quarter of 2004 is driven primarily by two factors: (i) decrease in gross margin caused by seasonal growth in roaming revenue, particularly pronounced in Moscow, (ii) growth in debt interest expense for the VimpelCom Group which is primarily carried by the MLA.

The Company’s management will discuss its third quarter 2004 results during a conference call and slide presentation on November 18, 2004 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through November 25, 2004 and December 20, 2004, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans and the completion of the merger of VimpelCom-Region into VimpelCom. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and Kazakhstan and general economic developments in Russia and Kazakhtsan, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and

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VimpelCom Announces Third Quarter And Nine Months 2004 Financial and Operating Results

uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and Kazakh telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com

Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (D-AMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (D-AMPS).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004, are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.75 of one share of common stock. As notified by the Bank of New York on November 9, 2004, VimpelCom’s ADSs will be split effective November 22, 2004 so that each ADS will represent 0.25 of one share of common stock.

Monthly ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Attachment B: VimpelCom financial statements and pertinent reconciliation tables

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended Sept. 30,				Nine months ended Sept. 30,
	2004		2003		2004		2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	583,278	US$	359,815	US$	1,456,989	US$	880,340
Sales of handsets and accessories		18,302		18,337		51,583		44,719
Other revenues		780		829		2,386		2,799

Total operating revenues		602,360		378,981		1,510,958		927,858
Less revenue based taxes

Net operating revenues		602,360		378,981		1,510,958		927,858

Operating expenses:
Service costs		94,854		54,304		226,546		134,244
Cost of handsets and accessories sold		16,178		14,485		44,726		37,830
Selling, general and administrative expenses		192,513		126,860		489,063		318,891
Depreciation		70,723		42,894		190,803		108,486
Amortization		14,962		8,871		33,618		24,981
Impairment of long-lived assets						7,354
Provision for doubtful accounts		3,152		4,860		8,241		10,556

Total operating expenses		392,382		252,274		1,000,351		634,988

Operating income		209,978		126,707		510,607		292,870

Other income and expenses:
Interest income		2,225		1,590		4,088		5,866
Other income		737		439		1,625		1,099
Interest expense		(24,946)		(17,910)		(51,706)		(51,907)
Net foreign exchange gain (loss)		1,979		1,935		4,511		1,976
Other expenses		(1,307)		(913)		(2,608)		(2,291)

Total other income and expenses		(21,312)		(14,859)		(44,090)		(45,257)

Income before income taxes and minority interest		188,666		111,848		466,517		247,613

Income taxes expense		54,398		32,146		135,137		70,187
Minority interest in net earnings of subsidiaries		32,083		7,512		62,109		11,202

Net income	US$	102,185	US$	72,190	US$	269,271	US$	166,224

Net income per common share	US$	2.54	US$	1.89	US$	6.70	US$	4.37

Net income per ADS equivalent	US$	1.91	US$	1.42	US$	5.03	US$	3.28

Weighted average common shares outstanding (thousands)		40,179		38,103		40,176		38,079

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	189,044	US$	157,611
Trade accounts receivable		100,766		113,092
Other current assets		348,583		255,540

Total current assets		638,393		526,243

Non-current assets
Property and equipment, net		1,990,951		1,460,542
Telecommunication licenses and allocation of frequencies, net		380,531		103,817
Other intangible assets, net		318,465		59,369
Other assets		278,675		152,261

Total non-current assets		2,968,622		1,775,989

Total assets	US$	3,607,015	US$	2,302,232

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		223,699		158,467
Due to related parties		4,285		8,603
Customer advances and deposits		223,382		181,475
Deferred revenue		2,667		2,701
Ruble denominated bonds payable, current portion				101,852
Bank loans, current portion		399,943		35,343
Capital lease obligations, current portion		4,754		6,587
Equipment financing obligations, current portion		71,340		70,935
Accrued liabilities		121,878		127,689

Total current liabilities		1,051,948		693,652

Deferred income taxes		189,184		34,380
Bank loans, less current portion		698,086		330,112
Capital lease obligations, less current portion		6,000		9,154
Ruble denominated bonds payable, less current portion		99,652		—
Accrued liabilities, less current portion		6,248		4,046
Equipment financing obligations, less current portion		44,645		53,008

Minority interest		237,553		179,664

Shareholders’ equity		1,273,699		998,216

Total liabilities and shareholders’ equity	US$	3,607,015	US$	2,302,232

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended Sept. 30,
	2004		2003
	(In thousands of US dollars)
Net cash provided by operating activities	US$	551,496	US$	364,152

Proceeds from bank and other loans		716,534		144,800
Proceeds from bonds issue		90,470		97,119
Capital contribution by minority shareholders		—		58,520

Payments of fees in respect of debt issue		(10,791)		(1,815)
Repayment of bank and other loans		(27,148)		(70,646)
Repayment of rouble denominated bonds		(94,214)

Repayment of equipment financing obligations		(55,234)		(182,468)
Repayment of capital lease obligations		(401)		(860)

Net cash provided by financing activities		619,216		44,650

Purchase of property and equipment		(622,286)		(341,512)
Proceeds from sale of property and equipment		—		12,432
Purchase of Beeline-Samara stock		(12,884)
Purchase of Kar-Tel stock, net of cash acquired of US$6,543		(345,427)
Purchase of DTI stock, net of cash acquired of US$382		(73,689)
Purchase of StavTeleSot stock, net of cash acquired of US$658		—		(42,455)
Purchase of intangible assets		(6,541)		(15,083)
Purchase of other assets		(77,741)		(18,774)

Net cash used in investing activities		(1,138,568)		(405,392)

Effect of exchange rate changes on cash		(711)		5,883

Net increase in cash		31,433		9,293
Cash and cash equivalents at beginning of period		157,611		263,657

Cash and cash equivalents at end of period	US$	189,044	US$	272,950

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	4,517	US$	89,562
Accounts payable for equipment and other long-lived assets		82,186		36,356

Operating activities financed by sale of treasury stock		1,546		3,171
Acquisitions:
Fair value of assets acquired		484,287		73,290
Difference between the amount paid and the fair value of net assets acquired		174,771		(4,699)
Cash paid for the capital stock		(426,041)		(43,113)

Liabilities assumed	US$	233,017	US$	25,478

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
OIBDA	295,663	244,694	178,472
Impairment loss	—	(7,354)	—
Depreciation	(70,723)	(62,743)	(42,894)
Amortization	(14,962)	(9,513)	(8,871)
Operating income	209,978	165,084	126,707

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
OIBDA margin	49.1%	49.8%	47.1%
Less: Impairment loss	0%	(1.5)%	0%
Less: Depreciation as percentage of net operating revenues	(11.7)%	(12.8)%	(11.3)%
Less: Amortization as percentage of net operating revenues	(2.5)%	(1.9)%	(2.4)%
Operating income as percentage of net operating revenues	34.9%	33.6%	33.4%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Selling, general and administrative expenses	192,513	158,537	126,860
Less: General and administrative expenses	122,913	102,247	77,220
Sales and marketing expenses, including	69,600	56,290	49,640
advertising & marketing expenses	16,780	16,468	11,668
dealers’ commission expense	52,820	39,822	37,972
New gross subscribers,’000	4,894	3,987	2,641
Subscriber Acquisition Cost (SAC) (US$)	14.2	14.1	18.8

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Service revenue and connection fees	583,278	472,808	359,815
Less: Connection fees	191	151	361
Less: Revenue from rent of fiber-optic channels	408	304	308
Service revenue used to calculate ARPU	582,679	472,353	359,146
Average number of subscribers,’000	18,184	14,625	8,305
Average revenue per subscriber per month (US$)	10.7	10.8	14.4

Reconciliation of VimpelCom OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Nine months ended
	September 30, 2004	September 30, 2003
OIBDA	742,382	426,337
Impairment loss	(7,354)	—
Depreciation	(190,803)	(108,486)
Amortization	(33,618)	(24,981)
Operating income	510,607	292,870

Reconciliation of VimpelCom OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Nine months ended
	September 30, 2004	September 30, 2003
OIBDA margin	49.1%	45.9%
Less: Impairment loss	(0.5)%	0%
Less: Depreciation as percentage of net operating revenues	(12.6)%	(11.6)%
Less: Amortization as percentage of net operating revenues	(2.2)%	(2.7)%
Operating income as percentage of net operating revenues	33.8%	31.6%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Nine months ended
	September 30, 2004	September 30, 2003
Selling, general and administrative expenses	489,063	318,891
Less: General and administrative expenses	313,025	199,337
Sales and marketing expenses, including	176,038	119,554
advertising & marketing expenses	46,493	34,631
dealers’ commission expense	129,545	84,923
New gross subscribers,’000	11,861	5,974
Subscriber Acquisition Cost (SAC) (US$)	14.8	20.0

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Nine months ended
	September 30, 2004	September 30, 2003
Service revenue and connection fees	1,456,989	880,340
Less: Connection fees	527	1,077
Less: Revenue from rent of fiber-optic channels	1,261	958
Service revenue used to calculate ARPU	1,455,201	878,305
Average number of subscribers,’000	15,042	6,906
Average revenue per subscriber per month (US$)	10.7	14.1

Attachment C: VimpelCom-Region financial statements and pertinent reconciliation tables

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Statements of Income

	Three months ended September 30,
	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	272,445	118,676
Sales of handsets and accessories	9,594	8,742
Other revenues	659	1,330

Total operating revenues	282,698	128,748

Operating expenses
Service costs	48,526	22,980
Cost of handsets and accessories sold	9,184	7,894
Equipment lease	2,724	2,445
Selling, general and administrative expenses	80,993	41,269
Network maintenance	5,472	3,139
Depreciation and amortization	28,609	18,681
Provision for doubtful accounts	767	1,233

Total operating expenses	176,275	97,641

Operating income	106,423	31,107

Other income and expenses:
Other income	(358)	(56)
Other expenses	571	332
Interest income	(674)	(393)
Interest expense	7,053	6,814
Net foreign exchange loss (gain)	110	(375)

Total other income and expenses	6,702	6,322

Income before income taxes and minority interest	99,721	24,785

Income taxes expense	28,167	6,904
Minority interest in net earnings of subsidiaries	98	331

Net income	71,456	17,550

*)	Net income of VimpelCom-Region as a legal entity differs from the $75,175 million net income reported above in this press release for the regional segment for the third quarter of 2004. The difference is caused by the fact that the financial statements of BeeLine-Samara and DTI are included in the regions for segment reporting purposes, but are not included in the consolidated financial statements of VimpelCom-Region. BeeLine-Samara operates in the Samara region but, for historical reasons, is owned directly by VimpelCom. DTI, also owned by VimpelCom, operates in the Far East. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended September 30, 2004
Net income of VimpelCom-Region	71,456
Net income of BeeLine-Samara	396
Net income of DTI	3,315
Net effect of transactions between VimpelCom-Region, BeeLine-Samara and DTI	8
Net income of VimpelCom’s regional segment	75,175

Operating revenue of VimpelCom-Region as a legal entity differs from the $277,837 million operating revenues for the regional segment excluding inter-company transactions, reported above in this press release for the second quarter of 2004. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

Three months ended September 30, 2004
Operating revenue of VimpelCom-Region	282,698
Operating revenue of BeeLine-Samara	7,795
Operating revenue of DTI	17,898
Net effect of transactions between VimpelCom-Region, BeeLine-Samara and DTI	(3,997)
Operating revenue of VimpelCom’s regional segment	304,394
Inter-company operating revenue of VimpelCom-Region, BeeLine-Samara and DTI	(26,558)
Regional segment operating revenue excluding inter-company transactions	277,836

Open Joint Stock Company “VimpelCom-Region”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2004		December 31, 2003
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	71,102	US$	42,729
Trade accounts receivable		17,121		22,726
Other current assets		321,401		137,529

Total current assets		409,624		202,984

Non-current assets:
Property and equipment, net		983,358		624,306
Telecommunication licenses and allocation of frequencies, net		72,158		87,175
Other intangible assets, net		21,275		20,383
Other assets		137,458		62,995

Total non-current assets		1,214,249		794,859

Total assets	US$	1,623,873	US$	997,843

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	120,882	US$	73,345
Due to related parties		139,003		71,420
Customer advances and deposits		77,947		41,916
Deferred revenue		1,367		713
Rouble denominated bonds payable, current portion				101,852
Bank loans, current portion		22,951		4,710
Capital lease obligation, current portion		—		—
Equipment financing obligations, current portion		10,356		17,078
Accrued liabilities		30,108		16,076

Total current liabilities		402,614		327,110

Deferred income taxes		19,217		24,713
Bank loans, less current portion		109,708		66,500
Long-term loans due to VimpelCom		455,363		176,231
Equipment financing obligations, less current portion		4,182		16,097
Rouble denominated bonds payable, less current portion		99,652		—

Accrued liabilities		4,093		2,718

Minority interest		531		350

Shareholders’ equity		528,513		384,124

Total liabilities and shareholders’ equity	US$	1,623,873	US$	997,843

Open Joint Stock Company “VimpelCom - Region”

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended Sept. 30,
	2004		2003
	(In thousands of US dollars)
Net cash provided by (used in) operating activities	US$	275,365	US$	73,883

Proceeds from bank and other loans		62,660		118,933
Proceeds from loans from VimpelCom		310,073		95,688
Proceeds from issuance of ruble denominated bonds		(90,470)		97,119
Proceeds from sales of capital stock				58,520
Payment of fees in respect of debt issue		(6,994)
Repayment of loans from related parties		(31,000)
Repayment of bank and other loans		(1,318)		(35,925)
Repayment of equipment financing obligations		(17,690)		(141,015)
Repayment of rouble denominated bonds		(94,214)		—
Repayment of capital lease obligations				(119)

Net cash provided by financing activities		311,987		193,201

Loan issued to KBI		(105,000)
Purchase of property and equipment		(392,095)		(169,294)
Purchase of Orensot stock, net of cash acquired of US$344
Purchase of StavTeleSot stock, net of cash acquired of US$658				(42,455)
Purchase of intangible assets		(3,840)		(11,161)
Purchase of other assets		(57,644)		(7,416)

Net cash used in investing activities		(558,579)		(230,326)

Effect of exchange rate changes on cash		(400)		2,328

Net increase (decrease) in cash		28,373		39,086
Cash and cash equivalents at beginning of period		42,729		52,703

Cash and cash equivalents at end of period	US$	71,102	US$	91,789

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing agreements	US$	1,659	US$	31,238
Accounts payable for equipment and other long-lived assets		69,464		17,217
Accrued debt costs
Acquisitions:
Fair value of assets acquired				73,290
Difference between the amount paid and the fair value of net assets acquired				(4,699)
Cash paid for the capital stock				(43,113)

Liabilities assumed			US$	25,478

Reconciliation of VimpelCom-Region OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
OIBDA	135,032	92,863	49,788
Depreciation	(22,899)	(19,616)	(12,893)
Amortization	(5,710)	(6,606)	(5,788)
Operating income	106,423	66,641	31,107

Reconciliation of VimpelCom-Region OIBDA margin to

operating income as percentage of net operating revenues

(Unaudited)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
OIBDA margin	47.8%	42.5%	38.7%
Less: Depreciation as percentage of net operating revenues	(8.1)%	(9.0)%	(10.0)%
Less: Amortization as percentage of net operating revenues	(2.0)%	(3.0)%	(4.5)%
Operating income as percentage of net operating revenues	37.7%	30.5%	24.2%

Reconciliation of VimpelCom-Region OIBDA to operating income

(Unaudited)

(In thousands of US dollars)

	Nine months ended
	September 30, 2004	September 30, 2003
OIBDA	297,818	98,421
Depreciation	(60,709)	(28,177)
Amortization	(18,482)	(15,975)
Operating income	218,627	54,269

Reconciliation of VimpelCom-Region OIBDA margin to operating income as percentage of net operating revenues (Unaudited)

	Nine months ended
	September 30, 2004	September 30, 2003
OIBDA margin	44.1%	34.4%
Less: Depreciation as percentage of net operating revenues	(9.0)%	(9.9)%
Less: Amortization as percentage of net operating revenues	(2.7)%	(5.6)%
Operating income as percentage of net operating revenues	32.4%	19.0%

Attachment D: Reconciliation tables for non-U.S. GAAP measures related to geographical areas

Reconciliation of SAC to selling, general and

administrative expenses in Moscow license area (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Selling, general and administrative expenses	96,665	83,185	81,976
Less: General and administrative expenses	68,139	60,022	50,334
Sales and marketing expenses, including	28,526	23,163	31,642
advertising & marketing expenses	10,345	10,937	6,282
dealers’ commission expense	18,181	12,226	25,360
New gross subscribers,’000	1,121	989	1,172
Subscriber Acquisition Cost (SAC) (US$)	25.4	23.4	27.0

Reconciliation of ARPU to service revenue and

connection fees in Moscow license area (Unaudited)

(In thousands of US dollars, except for ARPU

and subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Total operating revenues	344,868	315,736	275,205
Less: Revenues from sales of handsets and accessories and other revenues	39,912	35,629	25,103
Less: Connection fees	70	123	208
Less: Revenue from rent of fiber-optic channels	408	304	308
Service revenue used to calculate ARPU	304,478	279,680	249,586
Average number of subscribers,’000	6,349	6,129	4,752
Average revenue per subscriber per month (US$)	16.0	15.2	17.5

Reconciliation of SAC to selling, general and

administrative expenses in regions (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Selling, general and administrative expenses	96,766	78,193	48,346
Less: General and administrative expenses	56,751	45,065	30,348
Sales and marketing expenses, including	40,015	33,127	17,998
advertising & marketing expenses	6,188	5,531	5,385
dealers’ commission expense	33,827	27,596	12,613
New gross subscribers,’000	3,731	2,998	1,469
Subscriber Acquisition Cost (SAC) (US$)	10.8	11.0	12.3

Reconciliation of ARPU to service revenue and

connection fees in regions (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	September 30, 2004	June 30, 2004	September 30, 2003
Total operating revenues	304,394	222,429	133,376
Less: Revenues from sales of handsets and accessories and other revenues	11,155	10,033	10,714
Less: Connection fees	123	102	147
Service revenue used to calculate ARPU	293,116	213,506	122,515
Average number of subscribers,’000	11,615	212,294	3,552
Average revenue per subscriber per month (US$)	8.4	8.3	11.5

Reconciliation of SAC to selling, general and

administrative expenses in Kazakhstan (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended
	September 30, 2004 a)	June 30, 2004	September 30, 2003
Selling, general and administrative expenses	1,944	n/a	n/a
Less: General and administrative expenses	886	n/a	n/a
Sales and marketing expenses, including	1,058	n/a	n/a
advertising & marketing expenses	247	n/a	n/a
dealers’ commission expense	811	n/a	n/a
New gross subscribers,’000	42	n/a	n/a
Subscriber Acquisition Cost (SAC) (US$)	25.2	n/a	n/a

a)	September data only

Reconciliation of ARPU to service revenue and

connection fees in Kazakhstan (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended
	September 30, 2004 a)	June 30, 2004	September 30, 2003
Total operating revenues	10,759	n/a	n/a
Less: Revenues from sales of handsets and accessories and other revenues	0	n/a	n/a
Less: Connection fees	0	n/a	n/a
Service revenue used to calculate ARPU	10,759	n/a	n/a
Average number of subscribers,’000	661	n/a	n/a
Average revenue per subscriber per month (US$)	16.3	n/a	n/a

a)	September data only

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